Alpha Partners Technology Merger Corp.

One Penn Plaza, 36th Floor

New York, NY 10119

July 14, 2021

Division of Corporation Finance

Office of Financial Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Alpha Partners Technology Merger Corp.

Amendment No. 4 to Registration Statement on Form S-1

Response dated June 22, 2021

File No. 333-253221

Ladies and Gentlemen:

Set forth below is the response of Alpha Partners Technology Merger Corp. (the “Company,” “we,” “us” or “our”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated July 6, 2021, with respect to Amendment No. 4 to the Company’s Registration Statement on Form S-1 filed with the Commission on June 2, 2021 (as amended, the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing an Amendment No. 5 to the Registration Statement (“Amendment No. 5”). We are separately furnishing to the Staff courtesy copies of Amendment No. 5 marked to show the changes made to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement, unless otherwise specified.

Correspondence filed June 22, 2021

Summary

The Offering

Expression of Interest, page 25

1.	We note your response to comment 1. You disclose that in aggregate, the sponsor members and anchor investors have expressed an interest to purchase up to 12,500,000 units being offered in this offering at the public offering price, in addition to the private placement units and founders units. Of the 12,500,000 units, please disclose the breakdown as between those expressions of interest from sponsor members and anchor investors that are from unaffiliated third parties. While you appropriately disclose that no assurances can be given as to the amount of your securities the anchor investors or sponsor

Securities and Exchange Commission

July 14, 2021

members may purchase in this offering, considering that you disclose that if the anchor investors and sponsor members purchase the full number of the units they have expressed an interest in purchasing, they would own, in aggregate, approximately 45% of the outstanding shares following this offering (or approximately 39% of the outstanding shares if the over-allotment option is exercised in full), and that such purchases could potentially allow such investors to assert influence over your company and that collectively the anchor investors, sponsor and sponsor members could in that case approve the initial business combination without any additional votes, please disclose the identity of the anchor investors that have indicated such expression of interests.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the prospectus and page 1 thereof.

* * * * *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff to Derek Dostal of Davis Polk & Wardwell LLP at (212) 450-4322.

Very truly yours,

Alpha Partners Technology Merger Corp.

By:	/s/ Matthew Krna
Name:	Matthew Krna
Title:	Chief Executive Officer and Director

cc: Derek Dostal, Davis Polk & Wardwell LLP